Exhibit 99.3

January 31, 2020

To:	Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Prince Edward Island

Service NL, Financial Services Regulation Division

Office of the Superintendent of Securities, Government of the Northwest Territories

Office of the Superintendent of Securities, Government of Nunavut

Office of the Superintendent of Securities, Government of Yukon

Dear Sirs and Mesdames:

We have read the statements made by HEXO Corp. in the attached copy of change in auditor notice dated January 31, 2020, which we understand will be filed pursuant to Section 4.11 of National Instruments 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change in auditor notice dated January 31, 2020 and confirm our appointment on January 31, 2020.

Yours truly,

Chartered Professional Accountants